Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-232928
Relating to the Preliminary Prospectus Supplement dated August 12, 2020

Occidental Petroleum Corporation
Pricing Term Sheet
August 12, 2020
$900,000,000 5.875% Senior Notes due 2025
$600,000,000 6.375% Senior Notes due 2028
$1,500,000,000 6.625% Senior Notes due 2030

Issuer:	Occidental Petroleum Corporation (the “Company”)

Trade Date:	August 12, 2020

Settlement Date*:	August 26, 2020 (T+10)

Title:	5.875% Senior Notes due 2025 (the “2025 Notes”) 6.375% Senior Notes due 2028 (the “2028 Notes”) 6.625% Senior Notes due 2030 (the “2030 Notes”)

Expected Ratings
(Moody’s/S&P/Fitch)**:	Ba2/BB+/BB

Principal Amount:	2025 Notes: $900,000,000 2028 Notes: $600,000,000 2030 Notes: $1,500,000,000

Maturity Date:	2025 Notes: September 1, 2025 2028 Notes: September 1, 2028 2030 Notes: September 1, 2030

Interest Payment Dates:
2025 Notes: Semi-annually on September 1 and March 1, commencing March 1, 2021
2028 Notes: Semi-annually on September 1 and March 1, commencing March 1, 2021
2030 Notes: Semi-annually on September 1 and March 1, commencing March 1, 2021

Record Dates:	2025 Notes: August 15 and February 15 2028 Notes: August 15 and February 15 2030 Notes: August 15 and February 15

Coupon:	2025 Notes: 5.875% per annum 2028 Notes: 6.375% per annum 2030 Notes: 6.625% per annum

Benchmark Treasury:	2025 Notes: UST 0.25% due July 31, 2025 2028 Notes: UST 2.875% due August 15, 2028 2030 Notes: UST 0.625% due May 15, 2030

Spread to Benchmark Treasury:	2025 Notes: T + 558 bps 2028 Notes: T + 581 bps 2030 Notes: T + 595 bps

Initial Price to Public:	2025 Notes: 100.000% 2028 Notes: 100.000% 2030 Notes: 100.000%

Optional Redemption Provisions:

	2025 Notes:	Make-Whole Call: UST + 50 bps
Par Call: On or after June 1, 2025

	2028 Notes:	Make-Whole Call: UST + 50 bps
Par Call: On or after March 1, 2028

	2030 Notes:	Make-Whole Call: UST + 50 bps
Par Call: On or after March 1, 2030

CUSIP / ISIN:	2025 Notes: 674599EB7 / US674599EB77 2028 Notes: 674599EC5 / US674599EC50 2030 Notes: 674599ED3 / US674599ED34

Joint Active Book-Running Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc.

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. Citigroup Global Markets Inc. HSBC Securities (USA) Inc. SG Americas Securities, LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BBVA Securities Inc. Credit Suisse Securities (USA) LLC PNC Capital Markets LLC Scotia Capital (USA) Inc. Standard Chartered Bank TD Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp. CIBC World Markets Corp. Credit Agricole Securities (USA) Inc. Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

*We expect that delivery of the notes will be made against payment therefor on or about August 26, 2020, which will be the tenth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+10”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following seven business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. See “Risk Factors—Risks Related to the Notes—Our credit ratings may not reflect all risks of an investment in the notes and there is no protection in the indenture for holders of the notes in the event of a ratings downgrade. A downgrade in our credit rating could negatively impact our cost of and ability to access capital.” in the Company’s preliminary prospectus supplement dated August 12, 2020.

Changes to the Preliminary Prospectus Supplement
Under the heading “Prospectus Supplement Summary—Liquidity and Maturity Profile” on page S-3 of the preliminary prospectus supplement, (a) all amounts and calculations relating to, or derived from, the aggregate principal amount of the notes and the application of the net proceeds from the offering are hereby updated to reflect that the aggregate principal amount of the notes to be issued in the offering is $3,000 million and (b) appropriate conforming changes are hereby made to give effect to clause (a) and as otherwise may be required to reflect the terms described in this pricing term sheet.

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The Company has filed a registration statement (including a prospectus) and a related preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC toll-free at 1-866-803-9204, RBC Capital Markets LLC collect at 1-646-992-7318, MUFG Securities Americas Inc. toll-free at (877) 744-4532 or collect at (212) 405-7481 or SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856 or collect at (212) 224-5328.

This pricing term sheet supplements, and should be read in conjunction with, the Company’s preliminary prospectus supplement dated August 12, 2020 and the accompanying prospectus dated July 31, 2019 and the documents incorporated by reference therein.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.